

September 4, 2013

Via E-mail
Mr. R. Todd Joyce
Chief Financial Officer- Global
Actavis, Inc.
Morris Corporate Center III
400 Interpace Parkway
Parsippany, NJ 07054

> **Re: Actavis, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **Form 10-Q for the Quarterly Period Ended June 30, 2013**
> **Filed July 30, 2013**
> **File No. 001-13305**

Dear Mr. Joyce:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Form 10-K for the fiscal year ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Acquisitions and Dispositions
Product Divestitures, page 49

1. You state that you sold your Rugby OTC pharmaceutical products and trademarks to Harvard and, as part of the transaction you also entered into a supply and license agreement. In the sale of the Rugby OTC products and trademarks, you recognized a gain of $88.7 million. Please provide us your analysis with reference to authoritative literature

supporting recognition of the gain including the effect of entering into the supply and license agreement.

Sale of Equity Interest in Moksha8 Pharmaceuticals, Inc. ("Moksha8"), page 49

2. You state that you sold your investment in Moksha8 and simultaneously granted a license to Moksha8 for five new generic products to be developed. In the sale of the investment, you also recognized a gain of $28.8 million. Please provide us your analysis with reference to authoritative literature supporting recognition of the gain including the effect of entering into the license agreement.

Biosimilars Collaboration with Amgen, page 50

3. Please explain to us why the contribution of up to $400.0 million in co-development costs related to this agreement is not included in your contractual obligations table.

4. Regarding your global licensing agreement with Synthon, please provide us proposed disclosure to be provided in future periodic reports that quantifies the initial and milestones payments Synthon is entitled to under the agreement.

Year Ended December 31, 2012 Compared to 2011

Actavis Pharma Segment
Net Revenues, page 52

5. Please provide us proposed disclosure to be provided in future periodic reports that separately and specifically quantifies each significant product that factored into the increase in net revenues as your disclosure "as a result of the Actavis Group, Ascent and Specifar acquisitions…" appears to be vague.

Other Income (expense)
Gain on Sale of Divested Products, page 57

6. Please provide disclosure to be provided in future periodic reports that identifies the assets you were required to divest as a result of the Actavis Group acquisition and have sold for a gain of $24.0 million.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies
Revenue Recognition, page F-13

7. Please provide us proposed revised disclosure to be provided in future periodic reports to disclose your accounting policy for multiple deliverable revenue arrangements. Refer to ASC 605-25-50.

8. Please provide us proposed revised disclosure to be provided in future periodic reports that expands your accounting policy related to milestones, specifically a determination of whether each milestone is considered substantive and the factors you consider in

determining whether a milestone is substantive in order to recognize the milestone in its entirety in the period achieved.

Note 5 – Acquisitions and Divestures
Acquisition of Actavis Group, page F-22

9. Please provide disclosure to be provided in future periodic reports that specifically identifies each significant intangible asset and IPR&D project acquired and the related fair value of each asset.

Note 14 – Segments, page F-47

10. Refer to your disclosure of products sales by geographic area. Your category of international sales appears overly broad.   Please provide us proposed disclosure in future periodic reports that groups product sales by individual foreign countries or reasonable groupings of countries based on the guidance in ASC 280-10-50-41.

Form 10-Q for the quarterly period ended June 30, 2013
Notes to Condensed Consolidated Financial Statements

Note 1 – General
Business Developments, page 6

11. Please provide us a summary of your analyses with reference to authoritative literature that supports your conclusions that your agreement to acquire the worldwide rights to Valeant's metronidazole and the exclusive license agreement with Medicines360 should be accounted for using the acquisition method of accounting.

Note 5 – Goodwill and Intangible Assets, page 16

12. You disclose that you have completed step one of the impairment analysis and concluded the fair value of the Actavis Pharma – Europe reporting unit was below its carrying value including goodwill. Also you disclose that step two of the impairment was initiated but, due to the time necessary to complete the analysis, has not been completed. The Company recorded, on a preliminary basis, an estimate of the impairment to be $647.5 million, representing primarily all the goodwill allocated to this reporting unit. Notwithstanding managements' ongoing review and the options for addressing the overall profitability of your Western Europe operations that may include restructuring, refocusing of activities, as well as potential divestures, please provide us with a summary of your analysis that supports your preliminary conclusion that primarily all of the goodwill related to this reporting unit was impaired and why you believe that your financial statements comply with GAAP if step two had not been completed. Also please provide us proposed disclosure to be included in future periodic reports explaining why the integration of your legacy Arrow Group with the newly acquired Actavis Group in Europe caused the fair value of the reporting unit to be below its carrying value including goodwill.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Don Abbott, Review Accountant, at (202) 551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant